ANNUAL REPORT
Nintendo Co., Ltd.



SUPER MARIO

05010127

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

82-2544

RECEIVED
2005 AUG -2 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

3-31-05
AR/S

CONSOLIDATED FINANCIAL HIGHLIGHTS

July 28, 2005

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated results for the three months ended June 2004 and 2005, and year ended March 31, 2005

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net Sales		Operating Income		Income before Income Taxes and Extraordinary Items		Net Income	
	million yen	%	million yen	%	million yen	%	million yen	%
Three months ended Jun. 30, '05	70,684	(14.0)	3,754	(78.5)	21,386	(41.4)	14,115	(37.6)
Three months ended Jun. 30, '04	82,153	(2.0)	17,467	141.1	36,505	106.1	22,635	97.7
Year ended Mar. 31, '05	515,292		111,522		145,292		87,416	

	Net Income per Share
	yen
Three months ended Jun. 30, '05	108.52
Three months ended Jun. 30, '04	169.32
Year ended Mar. 31, '05	662.96

[Note] Percentage for net sales, operating income etc. show increase (decrease) from previous year's first quarter.

During the three months ended June 30, 2005, two key Nintendo DS titles in the electronic entertainment products division, "Nintendogs" and "Noh o Kitaeru Otona no DS Training (DS Training for Adults: Work Your Brain)", were launched in Japan and gained wide popularity. Both provide a new game play experience unlike any previous or existing video game. Nintendo DS hardware sales in Japan were driven by these strong titles and by reaching broader demographics including new comers such as women and seniors. As for overseas markets, Game Boy Advance SP hardware continued to sell steadily and the software title "Pokémon Emerald", which is a new version of "Pokémon Ruby/Sapphire", was launched in the United States. Combined sales of "Pokémon Emerald" in Japan and the United States exceeded 1.2 million units during the current first quarter alone.

As for console-type game products, unit sales of both hardware and software declined compared to last year's first quarter.

As a result, net sales decreased by 11.4 billion yen compared to last year's first quarter, to 70.6 billion yen.

Operating income was 3.7 billion yen due to factors such as a higher mix of the less profitable hardware sales, driven by the launch of Nintendo DS at the end of last calendar year, and an increase in research and development costs in comparison with last year's first quarter.

*Please note that the business of the company is affected by seasonal fluctuations. The first quarter is a period where demand is relatively low. In addition, the existence of high quality software is another factor which affects overall operating performance.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Ratio of Net Worth to Total Assets	Shareholders' Equity per Share
	million yen	million yen	%	yen
Three months ended Jun. 30, '05	1,047,917	911,286	87.0	7,005.76
Three months ended Jun. 30, '04	1,037,956	907,967	87.5	6,791.92
Year ended Mar. 31, '05	1,132,492	921,466	81.4	7,082.68

【Consolidated cash flows】

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents - Ending
	million yen	million yen	million yen	million yen
Three months ended Jun. 30, '05	(66,600)	(13,356)	(23,200)	703,496
Three months ended Jun. 30, '04	41	(10,895)	(8,362)	717,043
Year ended Mar. 31, '05	116,571	(11,716)	(61,447)	792,727

During the three months ended June 30, 2005, total assets decreased by 84.5 billion yen compared to the previous fiscal year-end mainly due to the decrease in cash and deposits resulting from payment of income taxes, and notes and trade accounts payable.
As for consolidated cash flows, net cash used in operating activities decreased by 66.6 billion yen due to factors such as a decrease in notes and trade accounts payable, and an increase in income taxes paid. Net cash used in investing activities decreased by 13.3 billion yen primarily due to the increase of the payment for *gensaki* transactions. Net cash used in financing activities decreased by 23.2 billion yen mainly due to the payment of a cash dividend. As a result, net cash and cash equivalents during the three month period ended June 30, 2005 decreased by 89.2 billion yen compared to the amount at the end of the previous accounting period.

[Reference]

Forecast for the fiscal year ending March 2006 (April 1, 2005 - March 31, 2006)

Presently, no modification will be made to semi-annual nor annual financial forecasts for the fiscal year ending March 31, 2006 announced on May 26, 2005. Therefore, such information is omitted from this release.

1. Summary of Consolidated Balance Sheets

(Yen in Millions, %)

Description	As of June 30, 2005	As of March 31, 2005	Increase (Decrease)		As of June 30, 2004
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	742,917	826,653	(83,735)		767,097
Notes and trade accounts receivable	32,156	51,143	(18,986)		35,143
Inventories	63,286	49,758	13,527		33,533
Other current assets	75,150	68,216	6,934		70,966
Allowance for doubtful accounts	(1,838)	(1,880)	41		(1,929)
Total current assets	**911,671**	**993,891**	**(82,219)**	**(8.3)**	**904,811**
II Fixed assets					
Total fixed assets	**136,245**	**138,600**	**(2,354)**	**(1.7)**	**133,144**
Total	**1,047,917**	**1,132,492**	**(84,574)**	**(7.5)**	**1,037,956**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	76,781	111,045	(34,264)		56,015
Accrued income taxes	13,400	51,951	(38,550)		23,160
Other current liabilities	42,205	42,452	(246)		43,998
Total current liabilities	**132,388**	**205,449**	**(73,061)**	**(35.6)**	**123,174**
II Non-current liabilities					
Total non-current liabilities	**4,031**	**5,353**	**(1,321)**	**(24.7)**	**6,604**
Total liabilities	**136,420**	**210,802**	**(74,382)**	**(35.3)**	**129,779**
(Minority interests)					
Minority interests	**211**	**222**	**(10)**	**(4.8)**	**209**
(Shareholders' equity)					
Common stock	**10,065**	**10,065**	**-**	**-**	**10,065**
Additional paid-in capital	**11,584**	**11,584**	**-**	**-**	**11,584**
Retained earnings	**1,020,765**	**1,032,834**	**(12,069)**	**(1.2)**	**977,632**
Unrealized gains on other securities	**7,293**	**7,194**	**98**	**1.4**	**8,378**
Translation adjustments	**(8,516)**	**(10,315)**	**1,799**	**(17.4)**	**(12,784)**
Treasury stock, at cost	**(129,906)**	**(129,896)**	**(9)**	**0.0**	**(86,909)**
Total shareholders' equity	**911,286**	**921,466**	**(10,180)**	**(1.1)**	**907,967**
Total	**1,047,917**	**1,132,492**	**(84,574)**	**(7.5)**	**1,037,956**

2. Summary of Consolidated Statements of Income

(Yen in Millions, %)

Description	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Increase (Decrease)		Year Ended March 31, 2005
	Amount	Amount	Amount	%	Amount
I Net sales	70,684	82,153	(11,468)	(14.0)	515,292
II Cost of sales	41,842	42,239	(397)		298,115
Gross margin	**28,842**	**39,913**	**(11,071)**	**(27.7)**	**217,176**
III Selling, general and administrative expenses	25,087	22,446	2,641		105,653
Operating income	**3,754**	**17,467**	**(13,712)**	**(78.5)**	**111,522**
IV Other income	17,724	19,084	(1,360)		37,868
Foreign exchange gain	11,405	16,232	(4,826)		21,848
Other	6,318	2,852	3,465		16,020
V Other expenses	92	45	46		4,098
Income before income taxes and extraordinary items	**21,386**	**36,505**	**(15,119)**	**(41.4)**	**145,292**
VI Extraordinary income	1,978	1,297	681		1,735
VII Extraordinary loss	1	309	(308)		1,625
Income before income taxes and minority interests	**23,363**	**37,494**	**(14,130)**	**(37.7)**	**145,402**
Income taxes	9,258	14,881	(5,622)		57,962
Minority interests	(10)	(22)	11		24
Net income	**14,115**	**22,635**	**(8,519)**	**(37.6)**	**87,416**

3. Summary of Consolidated Statements of Cash Flows

(Yen in Millions)

Description	Three Months Ended June 30, 2005 Amount	Three Months Ended June 30, 2004 Amount	Year Ended March 31, 2005 Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	23,363	37,494	145,402
Foreign exchange loss (gain)	(14,541)	(16,231)	(27,570)
Decrease (increase) in notes and trade accounts receivable	18,568	(5,786)	(21,062)
Decrease (increase) in inventories	(12,916)	(2,222)	(17,734)
Increase (decrease) in notes and trade accounts payable	(32,064)	(6,393)	48,687
Other, net	(10,596)	(4,597)	(11,199)
Sub-total	(28,186)	2,262	116,523
Income taxes paid	(44,165)	(4,526)	(13,485)
Other, net	5,750	2,305	13,533
Net cash provided by (used in) operating activities	**(66,600)**	**41**	**116,571**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	(1,272)	(1,696)	8,143
Proceeds from sale (payment for acquisition) of marketable securities	724	2,499	8,403
Proceeds from (payment for) investments in securities	(1,075)	(11,804)	(22,187)
Proceeds from collections (payment for lending) of loans	(10,326)	514	2,632
Other, net	(1,406)	(407)	(8,708)
Net cash provided by (used in) investing activities	**(13,356)**	**(10,895)**	**(11,716)**
III Cash flows from financing activities			
Cash dividends paid	(23,190)	(8,352)	(18,455)
Other, net	(10)	(10)	(42,992)
Net cash provided by (used in) financing activities	**(23,200)**	**(8,362)**	**(61,447)**
IV Effect of exchange rate changes on cash and cash equivalents	**13,927**	**16,146**	**29,205**
V Net increase (decrease) of cash and cash equivalents	**(89,230)**	**(3,070)**	**72,613**
VI Cash and cash equivalents - Beginning	**792,727**	**720,114**	**720,114**
VII Cash and cash equivalents - Ending	**703,496**	**717,043**	**792,727**

4. Consolidated Sales Information

(Yen in Millions)

Business Category	Main Products	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004
Electronic Entertainment Products	Hardware	35,888	39,470
	Software	34,321	42,045
	Sub-total	70,209	81,515
Other	Playing Cards, Karuta etc.	474	637
Total		70,684	82,153

5. Supplementary Information

(1) Consolidated sales units, number of new titles

Sales Units in Ten Thousands
Number of New Titles Released

			Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Life-to-Date through Jun. '05
Game Boy Advance (Game Boy Advance SP included)	Hardware		98	232	6,777
	Software		1,167	1,747	28,003
	New titles	Japan	16	37	710
		The Americas	27	52	723
		Other	41	17	666
Nintendo DS	Hardware		138	-	665
	Software		532	-	1,582
	New titles	Japan	22	-	48
		The Americas	12	-	30
		Other	12	-	28
Nintendo GameCube	Hardware		26	65	1,876
	Software		431	736	16,060
	New titles	Japan	6	4	237
		The Americas	7	16	432
		Other	8	12	365

[Note] New titles-Other include new titles in the European and Australian markets.

(2) Balance of assets in major foreign currencies without exchange contract (non-consolidated)

(U.S. Dollars/Euros in Millions)

		As of Jun. 30, '05 Ending Balance		Average Exchange Rate Apr.-Jun. '05	Exchange Rate as of Jun. 30, '05
US$	Cash and Deposits	4,457	US$1.00=		
	Accounts Receivable	207		¥107.69	¥110.62
EUR	Cash and Deposits	584	EUR1.00=		
	Accounts Receivable	159		¥135.57	¥133.63

(3) Launch Dates of Primary Nintendo Products by Region (Apr. - Jun. 2005)

		Game Boy Advance		Nintendo DS		Nintendo GameCube	
Region	Category	Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Software)	The Tower SP	Apr. 28, '05	Electroplankton	Apr. 7, '05	Fire Emblem: Path of Radiance	Apr. 20, '05
		Donkey Kong: King of Swing	May 19, '05	Nintendogs Dachshund & Friends	Apr. 21, '05	Metroid Prime 2 Dark Echoes	May 26, '05
		Nonono Puzzle Chairian	Jun. 16, '05	Nintendogs Chihuahua & Friends	Apr. 21, '05	Chibi-Robo!	Jun. 23, '05
				Nintendogs Shiba Inu & Friends	Apr. 21, '05		
				Noh o Kitaeru Otona no DS Training Supervised by Prof. Ryuta Kawashima of Touhoku University Future Science and Technology Joint Research Center	May 19, '05		
				DS Rakubikijiten	Jun. 16, '05		
				Advance Wars: Dual Strike	Jun. 23, '05		
				Yawaraka Atama Juku	Jun. 30, '05		
The Americas	(Software)	Pokémon Emerald	May 1, '05	Polarium	Apr. 18, '05	Donkey Konga 2	May 9, '05
		Fire Emblem: The Sacred Stones	May 23, '05	Kirby: Canvas Curse	Jun. 13, '05		
		WarioWare: Twisted!	May 23, '05	Meteos	Jun. 27, '05		
		Yoshi Topsy-Turvy	Jun. 13, '05				
Europe	(Software)	Yoshi's Universal Gravitation	Apr. 22, '05	Yoshi Touch & Go	May 6, '05	Star Fox Assault	Apr. 29, '05
		Kingdom Hearts: Chain of Memories	May 6, '05	Ridge Racer DS	Jun. 3, '05	Donkey Konga 2	Jun. 3, '05
		Mario Party Advance	Jun. 10, '05	Another Code: Two Memories	Jun. 24, '05		

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.



ANNUAL REPORT 2005
Nintendo®

Message from the President

In the 20 years since the launch of the Nintendo Entertainment System, the video game industry has grown to the point where industry revenue exceeds that of Hollywood's box office receipts. During the same time span, Nintendo has utilized its unique position as a world-class hardware and software creator to develop unique software-driven entertainment that integrates our products in a way no other company can. Because of our efforts to make our video game experience unique, Nintendo is beloved worldwide. While video games have improved significantly over the years, the growth our industry has enjoyed for so long has slowed as we reach a point where the industry places more value on the look and complexity of a game than it does on the amount of fun a person has while playing. In today's world people are busy and the time and energy required to play games are seen as a burden. This is why more people are now saying, "Video games are not for me!" before they begin to play. To address this situation and increase the total gaming population, Nintendo employs a key development strategy that lowers the barrier of entry for many first time game players, regardless of age, gender, culture or language and helps them enjoy video game entertainment. Our new proposal expands the definition of a video game, as it is categorized today, so our games can exhilarate avid players and novices equally. As an example of this strategy Nintendo launched Nintendo DS which includes dual screens, touch control, wireless communication, and voice recognition technology. We have also introduced software which illustrates our desire to provide titles that fall outside the description of a traditional video game. Titles like Nintendogs and the DS brain training game provide a new experience for passionate fans while making it easier for new players to understand and play. These products are already beginning to show results. But that is not enough. Nintendo is extraordinary as a video game entertainment company because our hardware teams are able to work closely with our powerful in-house software development teams to create games that have the most impressive track record in the history of video games. By utilizing this wealth of talent and applying our game development philosophy to every product line, Nintendo will expand the video game market. A new type of home entertainment machine, which exemplifies our strategy, will be introduced in 2006 when Nintendo's new game console, code-named Revolution is released. At that time we hope to illustrate to every member of the household that video games can be applicable to them.



Satoru Iwata

Satoru Iwata

President
Nintendo Co., Ltd.


Target


I'm enjoying
my first video game
in 5 YRS.
name : Cymetra Williams
age : 21


I'm enjoying
my first video game
in 16 YRS.
name : Gary William Day
age : 49


I'm enjoying
my first video game
in 7 YRS.
name : Nicole Yesel
age : 18


I'm enjoying
my first video game
in 12 YRS.
name : Myriam Mueller


I'm enjoying
my first video game
in 2 YRS.
name : Porscha Stiger
age : 21


I'm enjoying
my first video game
in 10 YRS.
name : Justin Hanus
age : 24


I'm enjoying
my first video game
in 9 YRS.
name : Sasha
age : 15


This is my first time
playing a video game
6
YR life.
name : Rahel Brendle


playing a
in my 64
name : Rickie Clark
age : 64


his is my first time
laying a video game
in my 55 YR life.
name : Hiroshi Kawamura
age : 55


my first video game
in 4 YRS.
name : Matthew Carmody
age : 26


I'm enjoying
my first video gam
16 YRS.
name : Shigeru Suzuki
age : 70


I'm enjoying
my first video game
in 1 YRS.
name : Deron Reynolds
age : 31


I'm enjoying
my first video ga
10 YRS.
age : 23


I'm enjoying
my first video game
in 2 YRS.
name : Henry Hugres
age : 35


I'm enjoying
my first video game
in 6 YRS.
name : Harumi Mochizuki
age : 23


my first video game
in 4 YRS.
name : Kennedy Odunze
age : 26


I'm enjoying
my first video gam
4 YRS.


I'm enjoying
my first video game
in 7 YRS.
name : Martin Dave
age : 26


I'm enjoying
my first video game
in 21 YRS.
name : Shuko Mizuhara


This is my first time
playing a video game
in my 27 YR life.
name : Carlo Oreglia
age : 27


in my
YR life.
name : Shota Hashimoto


I'm enjoying
my first
in 1 YR.
name : Emi Ogawa
age : 25


I'm enjoying
video game
in 3 YRS.
name : Dustin Takada
age : 15


This is my first time
playing a video game
in my 62 YR life.
name : Isamu Ihara
age : 62


YRS.


my first video game
8
YRS.


I'm enjoying
my first video game
in 3 YRS.
name : Nick Bundle
age : 27


I'm enjoying
my first video game
in 1 YR.
name : Anjei Samuel
age : 35


make music with it!
Nick Burdle.
Easy to use
Good sound
Good interface
ATTHEW CARMODY
very cute!
I liked the graphics
Cynetra Williams
A good way to spend my time riding the train to work!
Henry Hughes
カワイイ
今までに
It's great!
Martin Dare
It's fun Playing, Would like to have one soon
KENNEDY ODUNZE
Nice graphics
easy to use
Nicole Kee
WANTS TO HAVE ONE TO
BRENDLE, RAHEE
great family game. The graphics are so
listic I think that many people will fall
love with these dogs and treat them as one
the family. Very inexpensive to

ました。



犬となわとび楽しかった。
本物の犬と同じくらい
愛らしい動きに心ときめきました。

小川 恵未

It was exciti
Sasha

Very Cute! I love the pink one! It will make long train journeys go by quickly - very fun

PORTIA HART

When I played with the dog it was very easy and fun to get close to it. It was also very easy to use.

Dustin Takada

おもしろい。
ショック!!



It was fun to play with the game, because it's not a usual game and the dogs were very cute.

Katalin Popovicsné Pongó

It's very enjoyable and convenient if you want to play in the subway

CARLO OREGLIA



I thought it was very interesti[ng]. The concept is innovative and fun. The concept is innovative as well.

Porscha Stiger

Well, the graphics are very up-to-d[ate] with a sort of virtual reality type of game play. The concepts associated with the periphals make this game system enjoyable for all ages.














2005
04/21



TIME 1:34:617



Kyoto
Satoru
10000




Nintendo GameCube

The Legend of Zelda: Twilight Princess , Mario Baseball , Super Mario Strikers, Odama , Kirby for GCN [tent.title] , Geist , Fire Emblem: Path of Radiance , Mario Party 7 , Dance Dance Revolution: Mario Mix
















©2005 HAL Laboratory, Inc. / Nintendo ©2005 Nintendo ©2005 NAMCO ©2005 Nintendo / VIVARIUM ©2005 Nintendo / INTELLIGENT SYSTEMS ©2005 KONAMI/Nintendo ©2005 Nintendo. Game developed by n-Space, Inc.











Nintendo DS

Animal Crossing DS , Mario Kart DS,
nintendogs ,Metroid Prime Hunters , Touch Golf ,
Electroplankton , Kirby: Canvas Curse ,
Advance Wars: Dual Strike , New Super Mario Bros ,
Metroid Prime Pinball , Mario & Luigi 2







Game Boy Advance

Mario Tennis Advance , WarioWare: Twisted! , Screw Breaker
Yoshi Topsy-Turvy , Donkey Kong Country 3 ,
Fire Emblem: The Sacred Stones



Fox McCloud


Yoshi


Pikmin


Pikachu


Mario


Falcon


Donkey Kong




Link




Kirby




Totakeke




Samus




Wario



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b
a





Nintendo DS

In the past, video games provided a totally new entertainment experience which could be enjoyed by anyone. As time went by, video games became highly complicated and showed remarkable technological progress. However, as a result of the growing complexity of newer, more advanced video games, fewer people now have the expertise necessary to enjoy the gaming experience than in the past. This is one undeniable factor that is triggering the contraction of the market . Nintendo set out on a mission to invent a new style of play that provides players with unique entertainment experiences. In order to accomplish this, an entirely new gaming device needed to be developed. The first example of this is the Nintendo DS. With features that have never been seen in a handheld gaming device, such as dual screens, touch control, wireless communication, and voice recognition technology, the Nintendo DS generates a completely new gaming experience. The Nintendo DS allows players around the world to enjoy games with a renewed sense of excitement. This is supported by the fact that the Nintendo DS achieved sales of 5.27 million units worldwide within four months of its launch at the end of 2004.


NINTENDO
GAMECUBE

Nintendo GameCube

Since its launch in September 2001, worldwide cumulative units sales have reached 18.5 million. With more than 156 million copies of software sold to date, it demonstrates that Nintendo GameCube owners love Nintendo's quality software.

*as of March 2005


GAME BOY ADVANCE SP

Game Boy Advance SP

Game Boy Advance is the portable platform offering high quality game play at the lowest price. Together with the original Game Boy Advance, sales have reached approximately 67 million units worldwide. The Game Boy Advance line will continue to provide innovative entertainment experiences around the world. *as of March 2005

History of Nintendo

1889
Fusajiro Yamauchi, great-grandfather of Hiroshi Yamauchi (the former president and current executive adviser on the board of directors), began manufacturing and selling Japanese playing cards, Hanafuda (flower cards), in the Shimogyo-ward of Kyoto, Japan.

1902
Started manufacturing and selling the first western-style playing cards in Japan.

1947
Established Marufuku Co., Ltd.

1949
Hiroshi Yamauchi took office as President.

1951
Changed company name to Nintendo Playing Card Co., Ltd.

1952
Built headquarters in Higashiyama-ward in Kyoto, Japan and consolidated the manufacturing facilities.

1953
Became the first company to succeed in mass-producing plastic playing cards in Japan.

1959
Started selling cards printed with Walt Disney characters, opening a new market for children's playing cards in Japan.

1962
Listed stock on the second section of the Osaka Stock Exchange and on the Kyoto Stock Exchange.

1963
Changed company name to the current Nintendo Co., Ltd. Started manufacturing and selling games and toys in addition to playing cards.

1969
Built a production plant in Uji City, a suburb of Kyoto.

1970
Stock listing was changed to the first section of the Osaka Stock Exchange. Started selling the Beam Gun series, employing opto-electronics.

1973
Developed the Laser Clay shooting-range system to succeed bowling as a major pastime.

1974
Developed image projection system employing 16mm film projector and entered into the arcade business. Began exporting systems to the U.S. and Europe.

1977
Developed Nintendo's first home video game machines, TV Game 15 and TV Game 6.

1980
Established a wholly owned subsidiary, Nintendo of America Inc. in New York. Developed and started selling GAME & WATCH product line, the first portable LCD video games with a microprocessor.

1981
Developed and began distribution of the coin-operated video game Donkey Kong.

1982
Established Nintendo of America Inc. in Seattle, Washington, and merged the New York subsidiary into it.

1983
Started selling the home video game console Family Computer System employing a custom CPU (Central Processing Unit) and PPU (Picture Processing Unit). Listed stock on the first section of the Tokyo Stock Exchange.

1985
Began sales of the U.S. version of the Family Computer System called the Nintendo Entertainment System (NES) in the U.S. The NES game, Super Mario Bros. became a smash hit around the world.

1986
Started selling the Family Computer Disk Drive System to expand the functions of the Family Computer System in Japan. NES released in Europe.

1988
On-line stock brokerage services utilizing the Family Computer Network System are started in Japan jointly with Nomura Securities. Enlarged Uji Factory and built Uji-Ogura Factory in order to keep pace with the rapid increase in product demand. Nintendo of America Inc. publishes the first issue of Nintendo Power magazine.

1989
Introduced Game Boy, the first portable, hand-held game system with interchangeable game paks,in Japan and the U.S.

1990
Nintendo enters the 16-bit market with the release of the Super Famicom in Japan. Established Nintendo of Europe GmbH in Frankfurt, Germany. Released Game Boy in Europe.

1991
The 16-bit Super Nintendo Entertainment System (Super NES), along with Super Mario World, is released in the U.S.

1992
Super NES released in Europe. Introduced Mario Paint game software for Super Famicom. Players create their drawings with a dedicated Super Famicom Mouse. Nintendo of America Inc. develops portable Fun Centers to help the Starlight Children's Foundation bring happiness to hospitalized children by allowing them to enjoy their favorite video games during hospital stays.

1993
Establish subsidiaries in France, UK, Netherlands, Belgium, Spain and Australia. The Nintendo Gateway program is introduced to provide Nintendo entertainment to airline passengers and hotel guests in the U.S. Built Uji-Okubo factory.

1994
The Super Game Boy accessory is released, expanding the library of games that can be played on the Super NES.Uji, Uji-Ogura and Uji-Okubo factories received ISO-9002.

1995
Started selling SatellaView adapter for Super Famicom in Japan, enabling the system to receive digital data from broadcast satellite.

1996
Nintendo 64 launches in Japan and the U.S. The first software title, Super Mario 64, is proclaimed by many as "the greatest video game of all time!" Nintendo introduces the Game Boy Pocket, a sleeker, 30-percent smaller version of the world's most popular hand-held video game system. Pokémon Red and Blue for Game Boy are introduced in Japan.

1997
Nintendo introduces the innovative Rumble Pak attachment for the Nintendo 64 controller which enables players to feel vibrations during gameplay. Nintendo 64 hits the European market. In Japan, Nintendo introduces the Nintendo Power system to convenience stores where game players can rewrite their Super Famicom game contents. Pokémon TV series starts in Japan.

1998
Nintendo introduces Game Boy Color along with innovative devices called the Game Boy Camera and Printer, bringing new life to the longest running hit in the history of interactive entertainment. Pokémon, a breakthrough game concept for Game Boy, is introduced to the rest of the world and generates an international craze to catch 'em all! Pokémon the 1st movie is released in Japan. Nintendo introduces Hey You, Pikachu! in Japan with Nintendo 64 VRS, the first voice recognition system for console video games. Nintendo introduces Pokémon Stadium for Nintendo 64, which makes use of 64GB Pak that transfers data from a Game Boy cartridge to the TV screen via the Nintendo 64 console.

1999
Game Boy Color games, Pokémon Gold & Silver, are introduced in Japan. Randnet DD, joint venture with Recruit Co., introduced "64DD" peripheral for Nintendo 64.

2000
Game Boy sells its one hundred millionth unit. Introduced Kirby's Tilt'n Tumble Game Boy game, the first video game software with "motion sensor" technology in Japan. Pokémon Crystal Version for Game Boy Color is introduced in Japan. The headquarters of Nintendo Co., Ltd. are relocated to the Minami-ward of Kyoto, Japan.

2001
Start selling Mobile Adapter GB system in Japan, which links Game Boy Color and Game Boy Advance to cell phones. Launched Game Boy Advance worldwide. The new version of Game Boy employs a 32-bit CPU and can generate 32,000 colors simultaneously on the screen. Launched Nintendo GameCube in Japan and in the U.S. e-Reader, which scans special barcodes printed on paper cards, is introduced as a peripheral for Game Boy Advance. Introduce Nintendo GameCube Game Boy Advance Cable to connect Nintendo GameCube with Game Boy Advance.

2002
Nintendo GameCube hits European and Australian markets. Satoru Iwata takes office as President of Nintendo Co., Ltd. Introduced Pokémon Ruby & Sapphire for Game Boy Advance.

2003
Launched Game Boy Advance SP, equipped with front lit-screen, rechargeable Lithium-Ion battery, and compact folding design. Intoduced Game Boy Player, which enables Game Boy software to be played on the TV screen. Established the Tokyo Software Designing Department to facilitate development in Tokyo. Began an online membership service, Club Nintendo. iQue (China) Ltd., a china based affiliate introduced the iQue PLAYER in China.

2004
Launched the Game Boy Advance software Classic NES Series.
The handheld gaming device Nintendo DS, which opened up a new style of entertainment with its dual screens, touch control, wireless communication, and voice recognition technology, launched worldwide.

Cumulative Unit Sales on Consolidated Basis

As of March 31, 2005
Units in Millions

Japan

Hardware



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
Nintendo DS
32.47
5.54
6.00
15.55
3.80
2.12
2.50
5.00
10.00
15.00
25.00

Software



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
Nintendo DS
157.06
39.75
62.54
23.99
3.82
5.00
15.00
30.00
45.00
60.00

As of March 31, 2005
Units in Millions

Outside Japan

Hardware



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
Nintendo DS
86.22
27.39
51.24
14.70
3.14
5.00
10.00
20.00
25.00
30.00

Software



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
Nintendo DS
344.04
185.22
205.83
132.31
6.67
10.00
50.00
100.00
150.00
200.00

Unit Sales Breakdown Outside Japan

Units in Millions

Hardware	The Americas	Other Regions
Game Boy	44.06	42.16
Nintendo 64	20.63	6.75
Game Boy Advance	33.37	17.87
Nintendo GameCube	10.46	4.24
Nintendo DS	2.19	0.95

Software	The Americas	Other Regions
Game Boy	190.61	153.43
Nintendo 64	142.06	43.16
Game Boy Advance	147.24	58.59
Nintendo GameCube	97.77	34.54
Nintendo DS	4.75	1.92


05
Nintendo
ANNUAL REPORT
Nintendo Co., Ltd.



Financial Review

Analysis of Operations and Financial Review

Overview

During the fiscal year ended March 2005, worldwide hardware sales in the video game industry showed a downward trend due to saturation within the market. As for software, the "gamer drift" phenomenon seen in the Japan market has become more prominent. In markets outside of Japan, software sales were heavily centered on sequels, sports games, and movie-based titles which caused slower growth of the entire market, leaving the overall software business in a difficult situation.

In an effort to expand in this difficult environment, Nintendo Co., Ltd. (the "Company") and its subsidiaries (together with the Company, "Nintendo") launched Nintendo DS, a brand new handheld device. Nintendo DS joins the Nintendo GameCube and Game Boy Advance in Nintendo's hardware lineup. This new system is equipped with dual screens, touch screen technology, wireless network, and microphone port, which enables anyone to easily play and provides an unprecedented gaming experience. In addition, a variety of software is being developed that is intuitive and easy to control, putting novice and expert gamers on the "same starting line" and providing everyone with a fresh experience.

As for future efforts, Game Boy Micro, a new stylish and compact handheld device that enables users to play all Game Boy Advance software, will be available in fall of 2005. Also, Nintendo's next console, code-named Revolution, is being developed under the theme "All-Access Gaming" and is aimed at increasing the gaming population by welcoming a wide variety of new customers to the world of video games. Revolution will launch in 2006.

Revenue and Expenses

Game Boy Advance software titles "Pokémon FireRed/LeafGreen" provide a whole new gaming experience through a wireless communication adapter. These titles were released outside of Japan in Fiscal 2005 following their 2004 Japan launch and became a smash hit, selling more than 6 million units worldwide. "The Legend of Zelda: The Minish Cap", a game that lets the main character change body size during the adventure, sold more than a million units. In addition, to commemorate the twentieth anniversary of Famicom, the "Famicom Mini" series, which enables users to enjoy Famicom software on the Game Boy Advance system, provided new appeal to those who have turned away from recent video games. Sales for the "Famicom Mini" series were particularly strong in Japan. Sales of the entire series exceeded 6 million units worldwide. Furthermore, in an effort to expand sales during the holiday season, a price cut was initiated in September on Game Boy Advance SP hardware, gathering further support from customers.

Nintendo DS hardware, which was launched in Japan and the United States at the end of last year and in Europe this March, reached more than 5.2 million in unit sales during a short period of time. Software such as "Super Mario 64 DS" and "WarioWare: Touched!" contributed to the successful launch by selling more than a million units each worldwide. In the U.S. and Europe, initial shipments of Nintendo DS hardware were packaged with a playable demo, entitled "Metroid Prime Hunters: First Hunt", which appealed to fans because of its unique blend of action, combat and exploration. Also, the "Touching is Good" campaign, which was one of the largest launch programs ever employed by Nintendo in the U.S. gathered interest from a broad consumer audience.

As for console-type software, 6 titles for Nintendo GameCube sold more than a million units. Two examples include "Paper Mario: The Thousand-Year Door", which allows players to embark on mysterious adventures with Mario in a picture book based setting, and "Mario Party 6", which provides a new gaming experience with the use of a microphone.

Consolidated net sales in Fiscal 2005 reached ¥515.0 billion ($4,813 million). Gross margin was ¥217.4 billion ($2,032 million). The gross margin rate increased by 2% compared with the previous fiscal year, reaching 42%. Selling, general and administrative expenses amounted to ¥103.9 billion ($971 million). Operating income was ¥113.5 billion ($1,060 million) as the operating income ratio increased by 1% compared with the previous fiscal year to 22%. Interest income was ¥13.5 billion ($126 million), while foreign exchange gain was ¥21.8 billion ($204 million) due to Japanese yen depreciation. As a result, net income reached ¥87.4 billion ($817 million). The net income ratio increased by 11% compared with the previous fiscal year to 17%.

Cash Flow

At March 31, 2005, Nintendo's cash and cash equivalents were ¥792.7 billion ($7,409 million).

Net cash provided by operating activities was ¥116.6 billion ($1,089 million), a decrease of ¥3.5 billion compared with the previous fiscal year. The increase in accounts receivable and inventory contributed to the overall decrease.

Net cash used in investing activities was ¥11.7 billion ($109 million), Payments for investments in securities mainly contributed to the overall decrease.

Net cash used in financing activities was ¥61.4 billion ($574 million) with the dividend payout and payments for purchase of treasury stock in conformity with the board of directors resolution accounting for a significant portion of the activity.

Financial Position

Nintendo's financial position continues to be very strong.

At March 31, 2005 total liabilities were ¥210.8 billion ($1,970 million), and the current ratio was 4.84:1. The balance of cash and cash equivalents was 3.76 times total liabilities. Working capital was ¥788.4 billion ($7,369 million). The number of days' sales in receivables did not change from 28 days compared with the previous fiscal year. The number of days' sales in inventories was 29 days. Liabilities-to-equity ratio was 0.23:1 at March 31, 2005.

Common Stock Activity

During the fiscal year ended March 31, 2005, the Nikkei stock average declined slightly to ¥11,668.95 ($109.06). The Company's stock price rose 11% and ended the year at ¥11,700 ($109.35). The Company raised its annual dividend by ¥130 ($1.21) to ¥270 ($2.52) per share for Fiscal 2005. On a consolidated basis, the dividend payout ratio was approximately 41%. Foreign shareholders constituted 38% of total outstanding shares at March 31, 2005.

(Note) The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥107 to US$1, the approximate rate of exchange at March 31, 2005.

Risk Factors

Listed below are the various risks that could significantly affect Nintendo's operating performance, share price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein.

Note that matters pertaining to the future presented herein are determined by Nintendo as of fiscal year ended March 31, 2005.

(1) Risks around economic environment

- Fluctuation in foreign exchange rates

Nintendo distributes its products globally with overseas sales accounting for more than 70% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets denominated in foreign currencies without exchange contracts. Thus, fluctuation in foreign exchange rates would have a direct influence on earnings if foreign currencies were converted to Japanese yen or revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

(2) Risks around business activities

- Fluctuation of the market

Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, the availability of other forms of entertainment affects Nintendo's business. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink. In the field of computer entertainment as well, the emergence of new competitors resulting from technological innovation could have a detrimental impact.

- Development of new products

Although Nintendo continues to develop innovative and appealing products, in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:

①Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

②Hardware requires a long term development span. While technological advancements occur continuously, it is possible that the Company may be unable to acquire the necessary technology which can be utilized in entertainment. Furthermore, in the case of a delayed launch, it is possible that market share can be adversely affected.

③Due to the nature of Nintendo products, actual development and distribution may significantly differ from projections.

- Product valuation and adequate inventory procurement

Products in the video game industry are strongly affected by customers' preferences as well as seasonality characterized by short product life cycles and sharp increases in demand around the holiday season. Although production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain which may lead to the risk of excessive inventory. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial position.

•Competition in the market

In the video game industry, it may become even more difficult to generate profit as more research and development expenses and marketing expenses are required, and as price competition intensifies with giant enterprises entering into the market. As an outcome, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

•Overseas business expansion and international activities

Nintendo engages in business in territories other than Japan; they include the United States, Europe, Australia, and Asia. Expansion of business to these overseas markets involve risks such as ①unpredicted amendments to laws or regulations, ② emergence of political or economic factors that prove to be a disadvantage, ③inconsistency of multilateral taxation systems and diversity of tax law interpretation leading to a disadvantaged position, ④difficulty of recruiting and securing human resources, ⑤social disruption resulting from terrorist attacks, war, and other events.

•Dependency on outside manufacturers

Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their commercial failure, these manufacturers may not adequately provide significant components or products. In addition, in periods of high demand, certain manufacturers may not have the capacity to provide the ordered amount of components. A shortage of key components could lead to issues such as high pricing, insufficient supply, and quality control. This may impair the relationship between Nintendo and its customers.

•Business operations affected by seasonal fluctuation

Since a major portion of demand is focused around the holiday season, Nintendo is subject to the impact of seasonal fluctuations. Should the Company fail to meet the period of high demand in any of its business activities, including but not restricted to the launch of attractive new products and supplying hardware, it would suffer unfavorable operating performance.

(3) Risks around legal restriction and litigation

•Product liability

Nintendo products are manufactured based on quality control standards accepted in each worldwide region. If defective products are discovered, it would lead to a large-scale return request in the future. In addition, defective products that require product liability compensations would create additional costs and leave Nintendo with an unfavorable reputation, adversely affecting its future performance and financial position.

•Limitations of protecting intellectual property

Through the years, Nintendo has built up a variety of intellectual properties that can clearly be differentiated from other products in the market. In certain territories, counterfeit products are currently circulating in the market, violating Nintendo's intellectual property rights. In the future, it may not be possible to fully protect its intellectual property rights.

•Administration of personal information and confidential information

Nintendo possesses personal information through its online membership service. If such information or other confidential information pertaining to product development and business operation were to leak or be misapplied, Nintendo's future performance and financial position would be adversely affected.

•Change in accounting standards and taxation system

Unforeseeable changes in accounting standards or taxation system may possibly affect Nintendo's future performance and financial position. Furthermore, conflict of views between Nintendo and the tax authorities may cause additional tax obligation.

•Litigation

Nintendo may be subject to litigation, disputes, or other legal proceedings relating to its domestic and overseas operations, which could have an adverse effect on its business performance.

(4) Other risks

Other than set forth above, factors such as uncollectibility of trade accounts receivable and notes receivable, failure of financial institutions, and restrictions regarding environmental protection may adversely affect Nintendo's future performance and financial position.

Report of Independent Auditor

To the Board of Directors and Shareholders of
Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers
Kyoto, Japan
June 29, 2005

Consolidated Balance Sheets

As of March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
Assets			
Current Assets			
Cash and cash equivalents	¥792,728	¥720,114	$7,408,667
Short-term investments (Note 3)	54,411	64,531	508,515
Receivables -			
Notes and trade accounts receivable	51,143	28,493	477,974
Allowance for doubtful accounts	(1,880)	(3,028)	(17,572)
Inventories (Note 5)	49,759	30,955	465,036
Deferred income taxes (Note 8)	19,514	24,911	182,372
Other current assets	28,217	24,785	263,713
Total current assets	993,892	890,761	9,288,705
Property, Plant and Equipment			
Land	32,069	31,925	299,714
Buildings and structures	38,535	38,681	360,135
Machinery, equipment and automobiles	20,269	20,254	189,433
Construction in progress	411	-	3,839
Total	91,284	90,860	853,121
Accumulated depreciation	(36,864)	(35,775)	(344,521)
Property, plant and equipment - net	54,420	55,085	508,600
Investments and Other Assets			
Investments in securities (Note 3)	73,393	53,867	685,918
Deferred income taxes (Note 8)	10,156	9,190	94,915
Other assets	631	1,128	5,900
Total investments and other assets	84,180	64,185	786,733
Total	¥1,132,492	¥1,010,031	$10,584,038

See notes to consolidated financial statements.

As of March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
Liabilities and Shareholders' Equity			
Current Liabilities			
Notes and trade accounts payable	¥128,430	¥71,897	$1,200,284
Accrued income taxes	51,952	11,165	485,530
Other current liabilities	25,068	30,185	234,277
Total current liabilities	205,450	113,247	1,920,091
Non-current Liabilities			
Non-current accounts payable	462	602	4,316
Reserve for employee retirement and severance benefits (Note 6)	3,075	3,993	28,736
Reserve for directors' retirement and severance benefits	1,816	1,709	16,978
Total non-current liabilities	5,353	6,304	50,030
Minority Interests	222	232	2,078
Shareholders' Equity			
Common stock Authorized - 400,000,000 shares Issued and outstanding - 141,669,000 shares	10,065	10,065	94,069
Additional paid-in capital	11,584	11,584	108,266
Retained earnings	1,032,835	964,525	9,652,664
Unrealized gains on other securities (Note 3)	7,195	6,650	67,241
Translation adjustments	(10,315)	(15,677)	(96,411)
Total	1,051,364	977,147	9,825,829
Treasury stock, at cost 11,591,611 shares in 2005 and 7,984,555 shares in 2004	(129,897)	(86,899)	(1,213,990)
Total shareholders' equity	921,467	890,248	8,611,839
Total	¥1,132,492	¥1,010,031	$10,584,038

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note1) 2005
Net sales	¥514,988	¥514,409	$4,812,970
Cost of sales (Notes 5 and 7)	297,612	306,873	2,781,420
Gross margin	217,376	207,536	2,031,550
Selling, general and administrative expenses (Note 7)	103,918	97,313	971,196
Operating income	113,458	110,223	1,060,354
Other income (expenses)			
Interest income	13,511	9,000	126,267
Foreign exchange gain (loss) - net	21,848	(67,877)	204,190
Unrealized loss on investments in securities (Note 3)	(1,613)	(573)	(15,070)
Other - net	(1,801)	2,193	(16,836)
Income before income taxes and minority interests	145,403	52,966	1,358,905
Income taxes (Note 8)			
Current	53,767	12,299	502,492
Deferred	4,195	7,394	39,211
Total income taxes	57,962	19,693	541,703
Minority interests	25	79	229
Net income	¥87,416	¥33,194	$816,973

Years ended March 31,	¥ Japanese Yen 2005	2004	$ U.S. Dollars (Note 1) 2005
Per share information			
Net income (Note 2L)	¥662.96	¥246.93	$6.20
Cash dividends (Note 2L)	270	140	2.52

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

¥

Japanese Yen in Millions

Years ended March 31, 2005 and 2004	Number of common shares in thousands	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, April 1, 2003	141,669	¥10,065	¥11,584	¥950,263	¥2,254	¥(2,275)	¥(81,521)
Net income				33,194			
Cash dividends				(18,761)			
Directors' bonuses				(170)			
Loss on disposal of treasury stock				(1)			
Unrealized gains on other securities					4,396		
Translation adjustments						(13,402)	
Net changes in treasury stock							(5,378)
Balance, March 31, 2004	141,669	10,065	11,584	964,525	6,650	(15,677)	(86,899)
Net income				87,416			
Cash dividends				(18,464)			
Directors' bonuses				(170)			
Gain on disposal of treasury stock			0				
Decrease in retained earnings due to exclusion of affiliate with equity method applied				(472)			
Unrealized gains on other securities					545		
Translation adjustments						5,362	
Net changes in treasury stock							(42,998)
Balance, March 31, 2005	141,669	¥10,065	¥11,584	¥1,032,835	¥7,195	¥(10,315)	¥(129,897)

$

U.S. Dollars in Thousands (Note1)

	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, March 31, 2004	$94,069	$108,265	$9,014,251	$62,151	$(146,523)	$(812,140)
Net income			816,973			
Cash dividends			(172,557)			
Directors' bonuses			(1,589)			
Gain on disposal of treasury stock		1				
Decrease in retained earnings due to exclusion of affiliate with equity method applied			(4,414)			
Unrealized gains on other securities				5,090		
Translation adjustments					50,112	
Net changes in treasury stock						(401,850)
Balance, March 31, 2005	$94,069	$108,266	$9,652,664	$67,241	$(96,411)	$(1,213,990)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
Cash Flows from Operating Activities			
Net income	¥87,416	¥33,194	$816,973
Depreciation and amortization	2,931	3,328	27,396
Increase (decrease) in allowance for doubtful accounts	(1,226)	(1,956)	(11,458)
Increase (decrease) in reserve for employee retirement and severance benefits	(975)	(2,709)	(9,110)
Deferred income taxes	4,196	7,394	39,210
Foreign exchange loss (gain)	(27,570)	54,168	(257,665)
Unrealized loss on investments in securities	1,612	573	15,070
Decrease (increase) in notes and trade accounts receivable	(21,063)	16,071	(196,847)
Decrease (increase) in inventories	(17,735)	70,805	(165,744)
Increase (decrease) in notes and trade accounts payable	48,688	(33,528)	455,028
Increase (decrease) in accrued income taxes	40,282	(27,647)	376,464
Other, net	16	380	136
Net cash provided by (used in) operating activities	116,572	120,073	1,089,453
Cash Flows from Investing Activities			
Payments for short-term investments	(96,391)	(128,035)	(900,849)
Proceeds from short-term investments	112,938	66,843	1,055,492
Payments for purchase of property, plant and equipment	(2,061)	(1,910)	(19,265)
Proceeds from sale of property, plant and equipment	13	1,681	120
Payments for investments in securities	(24,712)	(13,500)	(230,950)
Proceeds from investments in securities	2,524	5,014	23,592
Payments for investments in affiliates	(7,251)	-	(67,765)
Sales of business entities	1,072	1,009	10,022
Other, net	2,152	1,873	20,107
Net cash provided by (used in) investing activities	(11,716)	(67,025)	(109,496)
Cash Flows from Financing Activities			
Payments for purchase of treasury stock	(42,996)	(5,347)	(401,829)
Cash dividends paid	(18,455)	(18,746)	(172,481)
Other, net	4	4	35
Net cash provided by (used in) financing activities	(61,447)	(24,089)	(574,275)
Effect of exchange rate changes on cash and cash equivalents	29,205	(57,445)	272,946
Net increase (decrease) of cash and cash equivalents	72,614	(28,486)	678,628
Cash and cash equivalents at beginning of year	720,114	748,600	6,730,039
Cash and cash equivalents at end of year	¥792,728	¥720,114	$7,408,667

Years ended March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
Additional Cash Flow Information			
Interest paid	¥ 0	¥ 1	$ 0
Income taxes paid	13,485	39,946	126,028

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2005 and 2004

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared from the consolidated financial statements issued in Japan for domestic reporting purposes. Nintendo Co., Ltd. (the "Company") and its subsidiaries in Japan maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. Its overseas consolidated subsidiaries maintain their accounts in conformity with the generally accepted accounting principles and practices prevailing in the respective countries of domicile and no adjustment has been made to their financial statements in consolidation to the extent that significant differences do not occur, as allowed under the generally accepted accounting principles and practices in Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements presented herein are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to US$1, the approximate rate of exchange at March 31, 2005. These translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries (total 19 in 2005 and 21 in 2004) except for two. The equity method of accounting has been applied to one of the non-consolidated subsidiaries and to 7 affiliates (out of 9 in 2005 and 2004). The remaining subsidiary and affiliates are immaterial and investments in them are carried at cost in the accompanying consolidated balance sheets.

The principal consolidated subsidiaries and the principal affiliate for which the equity method of accounting was used for the year ended March 31, 2005 were as follows:

Consolidated subsidiaries	
Nintendo of America Inc.	Nintendo Australia Pty. Ltd.
Nintendo Benelux B.V.	Nintendo of Canada Ltd.
Nintendo España, S.A.	Nintendo of Europe GmbH
Nintendo France S.A.R.L.	

Affiliate
The Pokémon Company

The amount of consolidated adjustment account is fully amortized in the same fiscal year as incurred.

All significant intercompany transactions, accounts and unrealized profits have been eliminated in consolidation.

The amounts of certain subsidiaries have been included on the basis of fiscal periods ended within three months prior to March 31.

B. Translation of Foreign Currency Items

In accordance with the Japanese accounting standard, short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate in effect at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

With respect to financial statements of overseas subsidiaries, the balance sheet accounts are translated into Japanese yen at the exchange rates in effect at the balance sheet date except for shareholders' equity, which are translated at the historical rates. The average exchange rates for the fiscal period are used for translation of revenue and expenses. The differences resulting from translation in this manner are included in "Minority Interests" and "Translation adjustments" which is listed in Shareholders' Equity in the accompanying consolidated balance sheets.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposit which can be withdrawn on demand, time deposit with an original maturity of three months or less and certain investments. Investments are defined as those that are easily accessible, with little risk of fluctuation in value and the maturity date is within three months of the acquisition date.

D. Financial Instruments

Derivatives

All derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Securities

Held-to-maturity debt securities are stated at cost after accounting for premium or discount on acquisition, which is amortized over the period to maturity.

Equity securities of non-consolidated subsidiary and affiliated companies with equity method non-applied are stated at cost.

Other securities for which market quotations are available are stated at fair value. Unrealized gains on other securities are reported as "Unrealized gains on other securities" in Shareholders' Equity at a net-of-tax amount, while unrealized losses on other securities are included in net profit or loss for the period.

Other securities for which market quotations are unavailable are stated at cost, determined by the moving average method except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in net profit or loss for the period.

Under the Japanese accounting standard, trading securities and debt securities due within one year are presented as "current" and all the other securities are presented as "non-current."

E. Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

F. Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation of assets by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of the principal assets are as follows:

Buildings and structures: 3 to 60 years

From the year ended March 31, 2004, the Company promptly adopted the new Japanese Accounting Standards for impairment on fixed assets. The effect on net profit or loss of this application for the year ended March 31, 2004, was minor, whereas during the year ended March 31, 2005, net profit or loss was not effected by this application.

G. Income Taxes

Deferred income taxes are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

The enterprise taxes levied in proportion to added value and capital were recognized as "Selling, general and administrative expenses" effective as of the year ended March 31, 2005.

H. Retirement and Severance Benefits and Pension Plan

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially projected amounts on the basis of the cost of retirement benefit and plan assets at the end of fiscal year. Benefits under the plan are generally based on the current rate of base salary, length of service and certain other factors when the termination occurs.

Directors and corporate auditors customarily receive lump-sum payments upon termination of their services subject to shareholders' approval. The Company provides for the reserve for lump-sum severance benefits for directors and corporate auditors at the estimated amount required if all retired at the fiscal year-end.

I. Research and Development and Computer Software

Expenses relating to research and development activities are charged to income as incurred.

Computer software for the internal use included in other assets is amortized using the straight-line method over the estimated useful lives.

J. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased assets to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

K. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

L. Per Share Information

The computations of net income per share of common stock are based on the weighted average number of shares outstanding excluding the number of treasury stock during each fiscal year. The average number of common stock used in the computation for the years ended March 31, 2005 and 2004 were 131,600 thousand and 133,741 thousand, respectively.

Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Note 3. Short-term Investments and Investments in Securities

Other securities with market value included in Investments in securities as of March 31, 2005 and 2004 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands (Note 1)		
As of March 31, 2005	Acquisition Cost	Book Value	Difference	Acquisition Cost	Book Value	Difference
Securities whose book value on the accompanying consolidated balance sheet exceed their acquisition cost						
Equity securities	¥12,955	¥24,913	¥11,958	$121,070	$232,835	$111,765
Debt securities	8,277	8,431	154	77,358	78,790	1,432
Sub-Total	¥21,232	¥33,344	¥12,112	$198,428	$311,625	$113,197
Securities whose book value on the accompanying consolidated balance sheet do not exceed their acquisition cost						
Equity securities	¥6,754	¥5,743	¥(1,011)	$63,124	$53,676	$(9,448)
Debt securities	24,178	23,515	(663)	225,962	219,769	(6,193)
Sub-Total	30,932	29,258	(1,674)	289,086	273,445	(15,641)
Total	¥52,164	¥62,602	¥10,438	$487,514	$585,070	$97,556

	¥ Japanese Yen in Millions		
As of March 31, 2004	*Acquisition Cost*	*Book Value*	*Difference*
Securities whose book value on the accompanying consolidated balance sheet exceed their acquisition cost			
Equity securities	¥19,428	¥30,621	¥11,193
Debt securities	1,071	1,073	2
Sub-Total	¥20,499	¥31,694	¥11,195
Securities whose book value on the accompanying consolidated balance sheet do not exceed their acquisition cost			
Equity securities	¥248	¥221	¥(27)
Debt securities	3,293	3,281	(12)
Sub-Total	3,541	3,502	(39)
Total	¥24,040	¥35,196	¥11,156

Book value of non-marketable securities in Short-term investments and Investments in securities as of March 31, 2005 and 2004 were summarized as follows:

As of March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
(1) Held-to-maturity debt securities			
Commercial paper	¥11,933	¥17,375	$111,528
(2) Other securities			
Preferred subscription certificate	11,000	11,000	102,804

The aggregate maturities of Held-to-maturity debt securities in Short-term investments and Investments in securities as of March 31, 2005 and 2004 were as follows:

As of March 31,	¥ Japanese Yen in Millions 2005	2004	$ U.S. Dollars in Thousands (Note 1) 2005
Due within one year	¥20,485	¥17,375	$191,450
Due after one year through five years	24,394	7,890	227,983

Note 4. Derivatives

The Company and certain consolidated subsidiaries enter into foreign exchange forward contracts and currency option contracts.

It is the Company's policy to enter into derivative transactions within the limits of foreign currency deposits, and not for speculative purposes.

The Company has foreign exchange forward contracts to reduce risk of exchange rate fluctuations and currency option contracts to reduce risk of exchange rate fluctuations and yield improvement of short-term financial assets.

Foreign exchange forward contracts and currency option contracts bear risks resulting from exchange rate fluctuations. Counterparties to derivative transactions are limited to high confidence level financial institutions. The Company does not anticipate any risk due to default.

Derivative transactions entered into by the Company and certain consolidated subsidiaries are made by the treasury department or the department in charge of financial matters. They are to be approved by the president and the director in charge of those transactions of the Company. Subject consolidated subsidiaries are to report transaction status on a regular basis to the director in charge.

Derivative contracts the Company had at March 31, 2005 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands (Note 1)		
As of March 31, 2005	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Purchased Put Options:						
U.S. Dollars	¥23,963	¥259	¥(8)	$223,955	$2,424	$(79)
Euros	14,177	55	(8)	132,495	512	(71)
Written Call Options:						
U.S. Dollars	71,890	442	(174)	671,866	4,130	(1,627)
Euros	14,177	39	24	132,495	360	224

The Company had no derivative contracts outstanding at March 31, 2004.

Note 5. Inventories

Losses incurred from the application of the lower of cost or market valuation of inventories have been charged to cost of sales in the accompanying consolidated statements of income. These losses amounted to ¥5,116 million ($47,817 thousand) and ¥9,492 million for the years ended March 31, 2005 and 2004, respectively.

Note 6. Retirement and Severance Benefits and Pension Plan

The Company has a tax approved pension scheme and lump-sum severance payments plan which is a defined benefit plan. Certain consolidated subsidiaries have defined contribution plans as well as defined benefit plans. The Company and certain consolidated subsidiaries may also pay extra retirement allowance to employees who have distinguished services.

Retirement benefit obligations as of March 31, 2005 and 2004 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2005	2004	2005
a. Retirement benefit obligation	¥(17,747)	¥(17,189)	$(165,858)
b. Plan assets	12,919	11,429	120,733
c. Unfunded retirement benefit obligation	(4,828)	(5,760)	(45,125)
d. Unrecognized actuarial difference	1,729	1,698	16,164
e. Unrecognized prior service cost	68	69	634
f. Unrecognized plan assets	(44)	-	(409)
g. Reserve for employee retirement and severance benefits	¥(3,075)	¥(3,993)	$(28,736)

Retirement benefit cost for the years ended March 31, 2005 and 2004 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
Years ended March 31,	2005	2004	2005
a. Service cost	¥1,292	¥1,252	$12,071
b. Interest cost	504	525	4,711
c. Expected return on plan assets	(183)	(149)	(1,707)
d. Amortization of actuarial difference	(1,418)	(1,267)	(13,252)
e. Amortization of prior service cost	10	(211)	88
f. Retirement benefit cost	205	150	1,911
g. Other	607	473	5,678
h. Total	¥812	¥623	$7,589

Basis of calculation:

Year ended March 31, 2005

a. Method of attributing benefits to years of service:	**Straight-line basis**
b. Discount rate:	**1.3% to 6.0%**
c. Expected return rate on plan assets:	**0.0% to 8.0%**
d. Amortization years of prior service cost:	**One to ten years**
e. Amortization years of actuarial difference:	**Mainly fully amortized in the same fiscal year as incurred**

Year ended March 31, 2004

a. Method of attributing benefits to years of service:	**Straight-line basis**
b. Discount rate:	**1.0% to 6.1%**
c. Expected return rate on plan assets:	**0.0% to 8.0%**
d. Amortization years of prior service cost:	**Mainly fully amortized in the same fiscal year as incurred**
e. Amortization years of actuarial difference:	**Mainly fully amortized in the same fiscal year as incurred**

Note 7. Research and Development

Research and development costs incurred and charged to cost of sales, and selling, general and administrative expenses were ¥20,513 million ($191,712 thousand) and ¥15,825 million for the years ended March 31, 2005 and 2004, respectively.

Note 8. Income Taxes

The Company is subject to several Japanese taxes based on income, which, in the aggregate, result in a normal statutory tax rates of approximately 40.6% in Fiscal 2005 and 42% in Fiscal 2004.

Significant components of deferred tax assets and liabilities are summarized as follows:

As of March 31, 2005	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Deferred tax assets:		
Inventory - write-downs and elimination of unrealized profit	¥7,418	$69,322
Research and development costs	6,998	65,404
Other A/P and accrued expenses	5,428	50,730
Accrued enterprise tax	3,452	32,262
Land	2,572	24,035
Unrealized loss on investments in securities	1,962	18,336
Reserve for employee retirement and severance benefits	1,337	12,495
Depreciation	1,059	9,898
Other	7,277	68,011
Gross deferred tax assets	37,503	350,493
Valuation allowance	(429)	(4,010)
Total deferred tax assets	37,074	346,483
Deferred tax liabilities:		
Unrealized gains on other securities	(4,918)	(45,958)
Undistributed retained earnings of subsidiaries and affiliates	(1,769)	(16,534)
Other	(717)	(6,703)
Total deferred tax liabilities	(7,404)	(69,195)
Net deferred tax assets	¥29,670	$277,288

Reconciliation of the statutory tax rate and the effective tax rate for the year ended March 31, 2005 is omitted, since the difference is not more than five one-hundredth of the statutory tax rate.

As of March 31, 2004	¥ Japanese Yen in Millions
Deferred tax assets:	
Inventory - write-downs and elimination of unrealized profit	¥11,352
Accrued expenses	9,264
Research and development costs	4,941
Land	2,572
Reserve for employee retirement and severance benefits	1,657
Unrealized loss on investments in securities	1,417
Depreciation	1,351
Allowance for doubtful accounts	1,021
Other	8,149
Gross deferred tax assets	41,724
Valuation allowance	(1,276)
Total deferred tax assets	40,448
Deferred tax liabilities:	
Unrealized gains on other securities	(4,545)
Undistributed retained earnings of subsidiaries and affiliates	(1,114)
Other	(747)
Total deferred tax liabilities	(6,406)
Net deferred tax assets	¥34,042

Reconciliation of the statutory tax rate and the effective income tax rate:

Year ended March 31, 2004	
Statutory tax rate	42.0%
Expenses not deductible for tax purposes	0.4
Extra tax deduction on expenses for research and development	(1.4)
Differences in consolidated foreign subsidiaries' tax rate	(2.6)
Other	(1.2)
Effective income tax rate	37.2%

Note 9. Leases

The Company and certain consolidated subsidiaries lease computer equipment and other assets. Total lease payments under finance leases not deemed to transfer ownership of the leased assets to the lessee for the years ended March 31, 2005 and 2004 were ¥261 million ($2,441 thousand) and ¥282 million, respectively.

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2005 and 2004 was as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2005	2004	2005
Acquisition cost	¥827	¥750	$7,731
Accumulated depreciation	478	338	4,470
Net leased assets	¥349	¥412	$3,261

Pro forma amounts of obligations under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2005 and 2004 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2005	2004	2005
Due within one year	¥207	¥212	$1,935
Due after one year	142	200	1,326
Total	¥349	¥412	$3,261

The minimum rental commitments under noncancelable operating leases at March 31, 2005 and 2004 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)
As of March 31,	2005	2004	2005
Due within one year	¥573	¥255	$5,355
Due after one year	3,404	587	31,813
Total	¥3,977	¥842	$37,168

Note 10. Litigation

The Commission of the European Communities announced to impose a fine of EUR149 million on October 30, 2002 referring that Nintendo's past trade practices in Europe until 1998 fell upon "limitation of competition within the EU common market" which is prohibited by Article 81 in the EU treaty.

The Company and its consolidated subsidiary found this fine to be unjustly high and appealed to the Court of First Instance of the European Communities on January 16, 2003. The legal procedure is now under way.

Note 11. Subsequent Events

At the annual general meeting held on June 29, 2005, shareholders of the Company approved the year-end cash dividends and directors' bonuses proposed by the Board of Directors of the Company as follows:

	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Year-end cash dividends, ¥200 ($1.87) per share	¥26,015	$243,135
Directors' bonuses	170	1,589

Note 12. Segment Information

A. Segment Information by Business Categories

Because the Company and its consolidated subsidiaries operate predominantly in one industry segment which accounts for over 90% of total net sales, operating income and assets, this information is not applicable.

B. Segment Information by Seller's Location

Year ended March 31, 2005	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
				¥ Japanese Yen in Millions			
Net sales and operating income							
Net sales							
Sales to third parties	¥130,798	¥256,119	¥121,354	¥6,717	¥514,988	-	¥514,988
Inter segment sales	311,845	1,881	10	100	313,836	¥(313,836)	-
Total net sales	442,643	258,000	121,364	6,817	828,824	(313,836)	514,988
Cost of sales and selling, general and administrative expenses	342,940	248,959	117,778	6,862	716,539	(315,009)	401,530
Operating income	¥99,703	¥9,041	¥3,586	¥(45)	¥112,285	¥1,173	¥113,458
Assets	¥970,681	¥152,764	¥72,591	¥3,966	¥1,200,002	¥(67,510)	¥1,132,492

Year ended March 31, 2004	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
				¥ Japanese Yen in Millions			
Net sales and operating income							
Net sales							
Sales to third parties	¥137,240	¥250,274	¥120,129	¥6,766	¥514,409	-	¥514,409
Inter segment sales	224,071	1,751	4	-	225,826	¥(225,826)	-
Total net sales	361,311	252,025	120,133	6,766	740,235	(225,826)	514,409
Cost of sales and selling, general and administrative expenses	268,364	236,356	117,136	6,740	628,596	(224,410)	404,186
Operating income	¥92,947	¥15,669	¥2,997	¥26	¥111,639	¥(1,416)	¥110,223
Assets	¥854,882	¥145,820	¥43,026	¥2,374	¥1,046,102	¥(36,071)	¥1,010,031

$

U.S. Dollars in Thousands (Note 1)

Year ended March 31, 2005	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net sales							
Sales to third parties	$1,222,408	$2,393,637	$1,134,148	$62,777	$4,812,970	-	$4,812,970
Inter segment sales	2,914,441	17,577	91	934	2,933,043	$(2,933,043)	-
Total net sales	4,136,849	2,411,214	1,134,239	63,711	7,746,013	(2,933,043)	4,812,970
Cost of sales and selling, general and administrative expenses	3,205,045	2,326,723	1,100,731	64,129	6,696,628	(2,944,012)	3,752,616
Operating income	$931,804	$84,491	$33,508	$(418)	$1,049,385	$10,969	$1,060,354
Assets	$9,071,787	$1,427,696	$678,418	$37,068	$11,214,969	$(630,931)	$10,584,038

Notes to Consolidated Financial Statements

Years ended March 31, 2005 and 2004

C. Sales for Overseas Customers

Year ended March 31, 2005	¥ Japanese Yen in Millions The Americas	Europe	Other	Total
Sales for overseas customers	¥256,969	¥121,372	¥9,883	¥388,224
Consolidated net sales				¥514,988

Year ended March 31, 2004	¥ Japanese Yen in Millions The Americas	Europe	Other	Total
Sales for overseas customers	¥251,144	¥120,136	¥11,209	¥382,489
Consolidated net sales				¥514,409

Year ended March 31, 2005	$ U.S. Dollars in Thousands (Note 1) The Americas	Europe	Other	Total
Sales for overseas customers	$2,401,578	$1,134,314	$92,368	$3,628,260
Consolidated net sales				$4,812,970

Five-Year Summary

Years ended March 31,	2005	2004	2003	2002	2001	2005
	¥ Japanese Yen in Millions					$ U.S. Dollars in Thousands (Note 1)
For the period						
Net sales	¥514,988	¥514,409	¥503,748	¥554,413	¥462,196	$4,812,970
Income before income taxes and minority interests	145,403	52,966	113,316	183,023	168,652	1,358,905
Net income	87,416	33,194	67,267	106,445	96,603	816,973
At the period-end						
Total assets	1,132,492	1,010,031	1,085,519	1,156,716	1,068,568	10,584,038
Property, plant and equipment - net	54,420	55,085	59,369	66,681	64,815	508,600
Shareholders' equity	921,467	890,248	890,370	935,075	834,952	8,611,839

Years ended March 31,	2005	2004	2003	2002	2001	2005
	¥ Japanese Yen					$ U.S. Dollars (Note1)
Per share information						
Net income[A]	¥662.96	¥246.93	¥482.15	¥751.39	¥681.90	$6.20
Cash dividends[B]	270	140	140	140	120	2.52

A: The computations of net income per share of common stock are based on the weighted average number of shares outstanding (excluding treasury stock) during each fiscal year.
B : Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Common Stock Information

	¥ Japanese Yen				$ U.S. Dollars (Note 1)	
	2005		2004		2005	
Years ended March 31,	High	Low	High	Low	High	Low
First Quarter	¥13,180	¥9,940	¥9,980	¥7,970	$123.18	$92.90
Second Quarter	13,480	11,350	10,690	8,630	125.98	106.07
Third Quarter	13,560	11,870	10,250	8,130	126.73	110.93
Fourth Quarter	13,020	11,110	11,420	9,720	121.68	103.83

The preceding table sets forth the high and low sale prices during Fiscal 2005 and 2004 for Nintendo Co., Ltd. common stock, as reported on the Osaka Stock Exchange, Section 1. Nintendo's stock is also traded on the Tokyo Stock Exchange, Section 1.

Corporate Directory

Board of Directors

President
Satoru Iwata*

Senior Managing Director
Yoshihiro Mori*
Shinji Hatano*
Genyo Takeda*
Shigeru Miyamoto*
Nobuo Nagai*

Managing Director
Masaharu Matsumoto
Eiichi Suzuki

Director
Kazuo Kawahara
Tatsumi Kimishima
Takao Ohta
Kaoru Takemura

Corporate Auditor
Ichiro Nakaji
Minoru Ueda
Yoshiro Kitano
Katsuo Yamada
Naoki Mizutani

*Representative Director

As of June 29, 2005

Offices and Facilities

Corporate Headquarters
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Plants
Uji Plant
Uji Ogura Plant
Uji Okubo Plant

Offices and Distribution Centers
Tokyo Branch Office
Osaka Branch Office
Nagoya Office
Okayama Office
Sapporo Office
Tokyo Distribution Center
Nagoya Distribution Center

Principal consolidated subsidiaries [Overseas]

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : 1-425-882-2040
Fax : 1-425-882-3585

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel : 61-3-9730-9900
Fax : 61-3-9730-9922

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein,
The Netherlands
Tel : 31-30-6097100
Fax : 31-30-6051110

Nintendo of Canada Ltd.
110-13480 Crestwood Place
Richmond, B.C. V6V 2J9
Canada
Tel.: 1-604-279-1600
Fax : 1-604-279-1649

Nintendo España, S.A.
Azalea, 1-Edificio D
Miniparc 1-El Soto de la Moraleja
28109 Alcobendas
Madrid, Spain
Tel : 34-917-886-400
Fax : 34-917-886-401

Nintendo of Europe GmbH
Nintendo Center
63760 Großostheim,
Germany
Tel : 49-6026-950-00
Fax : 49-6026-950-301

Nintendo France S.A.R.L.
Le Montaigne 6,
boulevard de l'Oise 95031,
Cergy Cedex
France
Tel : 33-1-34-35-46-00
Fax : 33-1-34-35-46-35

Branch offices [Overseas]

Nintendo Benelux B.V., Belgium Branch
Frankrijklei 31-33
B-2000 Antwerpen,
Belgium
Tel : 32-3-2247670
Fax : 32-3-2247676

Nintendo of Europe GmbH, UK Branch
Mansour House,
188 Bath Road, Slough
Berkshire SL1 3GA,
U.K.
Tel : 44-1753-472-777
Fax : 44-1753-472-750

Nintendo of Europe GmbH, Italia Branch
Via Pelizza da Volpedo no. 51/53
Cinisello Balsamo,
20092 Milano
Italy
Tel : 39-02-61117-100
Fax : 39-02-61117-201

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Inc.

Overseas:
NES Merchandising Inc.
NHR Inc.
HFI Inc.
SiRAS.com Inc.
Nintendo Technology Development Inc.
Nintendo Software Technology Corporation
Nintendo Phuten Co., Ltd.
Retro Studios, Inc.

Non-consolidated subsidiary with equity method applied

Overseas:
A/N Software Inc.

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
The Pokémon Company
WARPSTAR, Inc.

Overseas:
Silicon Knights Inc.
iKuni Inc.
iQue Ltd.
iQue (China) Ltd.
The Baseball Club of Seattle, L.P.

Affiliated companies with equity method non-applied

Domestic:
Ape inc.

Overseas:
Midway/Nintendo Inc.

Shareholder and Investor Information

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd.
common stock is listed on the Osaka Stock Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual Meeting of Shareholders for fiscal year ended March 31, 2005 was held on Wednesday, June 29, 2005 at Nintendo Co., Ltd. Kyoto, Japan.

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Mr. Yoshihiro Mori
Senior Managing Director
General Manager,
Corporate Analysis & Administration Division
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9614
Fax : 81-75-662-9544
E-mail: IR@nintendo.co.jp

Public Relations

Mr. Reginald Fils-Aime
Executive Vice President,
Sales and Marketing
Mr. George Harrison
Senior Vice President,
Marketing & Corporate Communications
Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : 1-425-882-2040

Corporate Communication Department
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : 81-75-662-9600
Fax : 81-75-662-9540

Independent Auditor

ChuoAoyama PricewaterhouseCoopers
Kyoto, Japan

Visit Nintendo
on the Internet at

http://www.nintendo.com


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